Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268622

CRESCENT PRIVATE CREDIT INCOME CORP.

SUPPLEMENT NO. 9 DATED OCTOBER 23, 2025

TO THE PROSPECTUS DATED APRIL 29, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Crescent Private Credit Income Corp. (the “Fund”), dated April 29, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2025 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Please retain this Supplement with your Prospectus.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 23, 2025 (October 17, 2025)

CRESCENT PRIVATE CREDIT INCOME CORP.

(Exact name of registrant as specified in its charter)

Maryland	814-01599	88-4283363
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA	90025
(Address of Principal Executive Offices)	(Zip Code)

(310) 235-5900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. 

Item 1.01. Entry into a Material Definitive Agreement

On October 17, 2025, Crescent Private Credit Income Corp. (the “Fund”) entered into a Loan and Security Agreement (the “JPM Funding Facility”), as servicer, with CPCI Funding SPV, LLC, a wholly owned subsidiary of the Fund (the “Borrower I”), as a borrower, CPCI Funding SPV II, LLC, a wholly owned subsidiary of the Fund (the “Borrower II” and together with the Borrower I, the “Borrowers”), as a borrower, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent, that provides a secured credit facility of $575.0 million with a reinvestment period ending October 17, 2028 and a final maturity date of October 17, 2030. The JPM Funding Facility also provides for a feature that allows the Borrowers, under certain circumstances, to increase the overall size of the JPM Funding Facility to a maximum of $875.0 million. In addition, on October 17, 2025, the Fund, as seller, and the Borrower I, as purchaser, entered into a Sale and Contribution Agreement (the “Sale Agreement I”) and the Fund, as seller, and the Borrower II, as purchaser, entered into a Sale and Contribution Agreement (the “Sale Agreement II” and together with the Sale Agreement I and the JPM Funding Facility, the “Facility Agreements”), pursuant to which the Fund will sell or contribute to the Borrower I and the Borrower II, as applicable, certain originated or acquired loans and other corporate debt securities and related assets (collectively, the “Loans”) from time to time.

The obligations of the Borrowers under the JPM Funding Facility are secured by substantially all assets held by each Borrower, including the Loans. The interest rate charged on the JPM Funding Facility is based on an applicable benchmark (Term SOFR or other applicable benchmark based on the currency of the borrowing) plus a margin of (i) 1.35% (or 1.4693% in the case of borrowings in British Pounds) or (ii) 1.90% (or 2.0193% in the case of borrowings in British Pounds) depending on the nature of the advances being requested under the JPM Funding Facility, in each case, subject to increase from time to time pursuant to the terms of the JPM Funding Facility. In addition, the Borrowers will pay, among other fees, a commitment fee on the undrawn balance. Under the JPM Funding Facility, the Fund and the Borrowers, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The JPM Funding Facility includes usual and customary events of default for such facilities of this nature.

Proceeds from the JPM Funding Facility must be used for the purposes permitted in the JPM Funding Facility, including refinancing the Existing JPM Facilities (as defined below), purchasing the Loans or other portfolio investments or, subject to the satisfaction of certain conditions, for general corporate purposes, which includes payment of dividends or distributions by the Borrowers to the Fund. The proceeds of the JPM Funding Facility were used, in part, to refinance and terminate the existing Loan and Security Agreement dated as of December 8, 2023 (as amended, supplemented or otherwise modified, the “Existing Facility I”), by and among the Fund, as servicer, with Borrower I, as borrower, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent, and the existing Loan and Security Agreement dated as of March 31, 2025 (as amended, supplemented or otherwise modified, the “Existing Facility II” and together with the Existing Facility I, the “Existing JPM Facilities”), by and among the Fund, as servicer, with Borrower II, as borrower, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent.

Borrowings under the JPM Funding Facility are subject to each Facility Agreement’s various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The descriptions above are only a summary of the material provisions of the Facility Agreements, and are qualified in their entirety by reference to copies of the JPM Funding Facility, the Sale Agreement I and the Sale

Agreement II, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this current report on Form 8-K and incorporated by reference herein.

Item 1.02. Termination of a Material Definitive Agreement

On October 17, 2025, in connection with the entry into the JPM Funding Facility, the Fund voluntarily prepaid all amounts outstanding under each of the Existing JPM Facilities. As of October 17, 2025, approximately $155 million and $52 million were outstanding under Existing Facility I and Existing Facility II, respectively. In connection with such repayment, all of the Fund’s and the Borrowers’ respective obligations under the Existing JPM Facilities and all related documents were paid and discharged in full, any and all unfunded commitments by the lenders thereunder to make credit extensions or other financial accommodations under the Existing JPM Facilities have been terminated, and all security interests and other liens granted by the Fund or the Borrowers to such lenders to secure the Fund’s or the Borrowers’ respective obligations under the Existing JPM Facilities have been terminated and released (other than with respect to customary provisions and agreements that are expressly specified to survive the termination pursuant to the terms of the Existing JPM Facilities). Obligations under Existing Facility I and Existing Facility II would have otherwise matured on December 8, 2028 and March 31, 2028, respectively.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

Item 9.01. Financial Statements and Exhibits

Exhibit No.	Description
10.1

Loan and Security Agreement, dated October 17, 2025, among CPCI Funding SPV, LLC, as borrower, CPCI Funding SPV II, LLC as borrower, Crescent Private Credit Income Corp., as servicer, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent (filed herewith).

10.2 10.3

Sale and Contribution Agreement, dated October 17, 2025, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV, LLC, as purchaser (filed herewith).

Sale and Contribution Agreement, dated October 17, 2025, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV II, LLC, as purchaser (filed herewith).

104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT PRIVATE CREDIT INCOME CORP.

Date: October 23, 2025	By:	/s/ Kirill Bouek
	Name:	Kirill Bouek
	Title:	Chief Financial Officer